BERKLEY RESOURCES INC.

400 - 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

November 1, 2005                                                           Trading Symbols: BKS - TSX Venture
                                                                                                                                                                                                                                                                        BRKDF.PK - OTC BB (US)

PRESS RELEASE

Company Activity

Berkley Resources Inc. (the “Company”) is pleased to announce that its planned drilling programs are underway in both the Senex and Sturgeon Lake Areas of Alberta. The first two wells of the six well program scheduled for the Senex Area have been drilled and cased. These wells, which are separated by a distance of 2.50 miles, were designed to evaluate the 14 section 3D seismic program conducted by the Company and its partners in January 2005 at a cost of 1.7 million dollars. The initial test results on these wells did support the seismic model used with respect to the shallower zones. This encouraging result will lead to the drilling of several additional seismic supported locations on this 14 section block. In this same area, a drilling rig has been contracted to drill the first two of the four deeper wells planned during the 4th quarter 2005. The Operator is in the process of licencing the first two wells which the Company expects will be drilled during November 2005. The remaining two wells will be drilled as soon thereafter as another drilling rig can be obtained. The Company holds a 20% working interest in five of the six wells planned and 15% working interest in the sixth.

The Company also announces that its long-planned Sturgeon Lake well has been licenced and the surface lease is under construction. The drilling rig is expected to move on to location within the next 10 days. Drilling will take 30/40 days. The Company will pay 15% of wells costs having farmed-out 12.50% of its original 27.50% working interest to its drilling partners for a retained overriding royalty. The Company considers this to be a quality D-3 oil prospect that is supported by extensive seismic control.

For further information with respect to oil and gas operations please contact Jim O’Byrne, Manager, Oil and Gas Operations, in the Calgary office at (403) 237-6211. For information with respect to financial matters, please contact Matt Wayrynen, President, at the Company’s Vancouver office at (604) 682-3701.

On behalf of the Board of Directors of Berkley Resources Inc.

“Matt Wayrynen”
Matt Wayrynen, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.